*FOIA Confidential Treatment Request* Confidential Treatment Requested by NGM Biopharmaceuticals, Inc. in connection with Registration Statement on Form S-1 filed on September 28, 2018

Carlton Fleming

+1 650 843 5865

cfleming@cooley.com

October 9, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attn:	Sasha Parikh
Jim Rosenberg
Dorrie Yale
Erin Jaskot

RE:	NGM Biopharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on September 28, 2018
File No. 333-227608

Ladies and Gentlemen:

On behalf of NGM Biopharmaceuticals, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-227608), filed with the Commission on September 28, 2018 (the “Registration Statement”). We are providing this letter in response to the comment below from the Staff received by letter dated September 7, 2018 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on August 10, 2018.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5865 rather than rely on the U.S. mail for such notice.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Two

For the convenience of the Staff, we have recited the prior comment from the Comment Letter in italicized type and have followed the comment with the Company’s response.

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial ownership features.

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Preliminary Price Range”) for its initial public offering, which does not take into account any potential reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on October 5, 2018 between senior management of the Company and representatives of the underwriters. Prior to October 5, 2018, the Company and underwriters had not had specific discussions regarding the Preliminary Price Range. In determining the Preliminary Price Range, the Company and the underwriters reviewed a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis, recent IPO transactions, valuations of comparable companies and relevant trading multiples.

The Company will include a bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with representatives of the underwriters and material business developments impacting the Company, and due to the volatility in the securities markets, specifically the volatility experienced in the market by recent IPO issuers in general and issuers in the biotechnology industry in particular, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04. The share numbers, price range, exercise prices and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

The Company’s Board of Directors (the “Board”) intended all options granted to be exercisable at a price per share equal to the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. The valuations

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Three

of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), as described herein and on pages 88-90 of the Registration Statement.

The assumptions used in each valuation model to determine the fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•

The prices at which the Company sold shares of its convertible preferred stock in 2015 and the superior rights and preferences of the convertible preferred stock relative to the common stock at the time of each common stock option grant. In February and March 2015, the Company issued and sold to a number of new investors 7.4 million and 17.7 million shares of the Company’s Series D and Series E convertible preferred stock at a price per share of $5.00 and $6.00, respectively.

•

The progress of the Company’s research and development programs, including the status and results of clinical trials for the Company’s most advanced product candidate, NGM282, and other product candidates.

•	The Company’s stage of development and its business strategy.

•	External market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries.

•	The Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results.

•	The lack of an active public market for the common stock and convertible preferred stock.

•	The likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions.

•	The Company’s IPO timeline and related activities.

•	The analysis of IPOs and the market performance of similar companies in the healthcare and biotechnology industries.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Four

Determination of Estimated Value

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class. These different scenarios typically include an initial public offering, an acquisition or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

The PWERM is typically utilized when potential exit events, such as an initial public offering or an acquisition, can be well defined. As such, the PWERM can give more weight to the likely exit scenarios, as opposed to the normative distribution of outcomes in the OPM. For each valuation date discussed herein, the Company equity value was allocated using the hybrid method.

In determining the estimated fair value of the Company’s common stock on each date of grant, the Board also considered that the common stock is not freely tradeable in the public markets. The estimated fair value of the Company’s common stock at each grant date therefore reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Five

Summary of Equity Awards

Since June 2017, the Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share on the Date of Grant
June 2017	180,000	$3.85	$3.85
July 2017	94,000	$3.85	$3.85
August 2017	59,000	$3.85	$3.85
September 2017	27,000	$3.85	$3.85
October 2017	17,000	$3.85	$3.85
December 2017	55,000	$4.07	$4.07
January 2018	2,957,800	$4.07	$4.07
April 2018	136,000	$4.07	$4.07
June 2018	230,000	$4.07	$4.07
July 2018	1,700,000	$5.50	$5.50
August 2018	84,000	$5.50	$5.50
September 2018	32,000	$6.03	$6.03

In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the factors discussed on pages 88-90 of the Registration Statement.

June 2017 to October 2017. The Company received an independent third-party valuation of its common stock as of October 31, 2016 that indicated that the fair value of the common stock on that date was $3.85 per share. This valuation utilized the PWERM method to estimate the Company’s equity value based in part on the future equity value at an expected IPO date, and was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company and the independent valuation specialist then discounted the values of each class of equity in each scenario at an appropriate risk-adjusted rate: (i) a December 2018 IPO scenario (20% weighting), (ii) a February 2020 M&A scenario (30% weighting), (iii) a stay private scenario (45% weighting) and (iv) a dissolution scenario (5% weighting). The independent valuation specialist applied a 15% discount for lack of marketability under the IPO scenario, a 26% discount for lack of marketability under the M&A scenario and a 26% discount for lack of marketability under a stay private scenario. The Company believes that the probability weighting of each potential scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions.

December 2017 to June 2018. The Company received an independent third-party valuation of its common stock as of October 31, 2017 that indicated that the fair value of the common stock on that date was $4.07 per share. This valuation utilized the PWERM method to estimate the Company’s equity value based in part on the future equity value at an expected IPO date, and was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company and the independent valuation specialist then discounted the values of each class of equity in each scenario at an appropriate risk-adjusted rate: (i) a December 2018 IPO scenario (20% weighting), (ii) a February 2020 M&A scenario (30% weighting), (iii) a stay private scenario (45% weighting) and (iv) a dissolution scenario (5% weighting). The independent valuation specialist

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Six

applied a 12% discount for lack of marketability under the IPO scenario, a 21% discount for lack of marketability under the M&A scenario and a 21% discount for lack of marketability under a stay private scenario. Although the Company continued to make progress in the Company’s preclinical and clinical programs, no new substantive scientific data became available to the Company and there were not any substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. As a result, the Board, with the assistance of management, determined that the estimated fair value of the Company’s common stock remained $4.07 per share during this period.

July 2018 to August 2018. The Company received an independent third-party valuation of its common stock as of July 13, 2018 that indicated that the fair value of the common stock on that date was $5.50 per share. This valuation utilized the PWERM method to estimate the Company’s equity value based in part on the future equity value at an expected IPO date, and was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company and the independent valuation specialist then discounted the values of each class of equity in each scenario at an appropriate risk-adjusted rate: (i) an October 2018 IPO scenario (40% weighting), (ii) a February 2020 M&A scenario (25% weighting), (iii) a stay private scenario (30% weighting) and (iv) a dissolution scenario (5% weighting). The independent valuation specialist applied a 6% discount for lack of marketability under the IPO scenario, a 17% discount for lack of marketability under the M&A scenario and a 17% discount for lack of marketability under a stay private scenario. The Company deemed it appropriate to include a 40% weighting for the IPO scenario and updated the scenario timing from December 2018 to October 2018 because the Company had engaged in discussions with potential underwriters and hosted its IPO organizational meeting in July 2018 and confidentially submitted a draft registration statement to the Commission on August 10, 2018, each of which gave the Company some visibility into the probability and timing of potential future outcomes. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotechnology IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, investment fatigue or lack of interest in new investments from institutional investors, geopolitical risk (including market volatility in advance of the U.S. midterm elections), or other Company specific events like an unfavorable data readout for any of the Company’s programs prior to the IPO, a setback in the field of NASH at the Company or other companies in the field or other development setbacks could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. As a result, the Board, with the assistance of management, determined that the estimated fair value of the Company’s common stock remained $5.50 per share during this period.

September 2018. The Company received an independent third-party valuation of its common stock as of August 10, 2018 that indicated that the fair value of the common stock on that date was $6.03 per share. This valuation utilized the PWERM method to estimate the Company’s equity value based in part on the future equity value at an expected IPO date, and was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company and the independent valuation specialist then discounted the values of each class of equity in each scenario at an appropriate risk-adjusted rate: (i) an October 2018 IPO scenario (50% weighting), (ii) a February 2020 M&A scenario (25% weighting), (iii) a stay private scenario (20% weighting) and (iv) a dissolution scenario (5% weighting). The independent valuation specialist applied a 5% discount for lack of marketability under the IPO scenario, a 17% discount for lack of marketability under the M&A scenario

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Seven

and a 17% discount for lack of marketability under a stay private scenario. The Board, with the assistance of management, determined that the estimated fair value of the Company’s common stock remained $6.03 per share during this period. In determining the fair value of the Company’s common stock for the September 2018 grants, the Board considered relevant business conditions, clinical updates, the Company’s continued progress toward an IPO and the absence of any changes that would materially impact the Company’s equity value since the time of the August 2018 valuation.

Summary

The Company believes the following factors explain the difference between the fair value of the Company’s common stock on the dates of grant and the Preliminary Price Range.

•

The Preliminary Price Range represents a future price for shares of common stock with an assumption of 100% probability of the IPO that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid with an assumption of ascending percentage probabilities of an IPO from 2017 to 2018, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the common stock through the September 2018 grants and the Preliminary Price Range. At the time of the September 2018 grants, the Company had confidentially submitted its draft registration statement to the Commission, but had not publicly filed the Registration Statement or engaged in discussions with representatives of the underwriters regarding the Preliminary Price Range.

•	The Company conducted “testing the waters” meetings and received preliminary feedback on the Company’s potential value.

•

The Company announced the appointment of David J. Woodhouse, Ph.D. as Chief Executive Officer and a member of the Board, and Aetna Wun Trombley, Ph.D. as President and Chief Operating Officer, and appointed Suzanne Sawochka Hooper to the Board.

•

The Company progressed NGM313 through human proof-of-concept studies and delivered the specified data package to Merck Sharp & Dohme Corp. (“Merck”), which triggered Merck’s one-time option to license NGM313 under the collaboration agreement. Merck is required to make a determination with respect to its option by the end of 2018.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

October 9, 2018

Page Eight

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its common stock for financial reporting purposes is appropriate.

*            *             *

Please contact me at (650) 843-5865 with any questions or further comments regarding the Preliminary Price Range and the information discussed in this letter.

Sincerely,

/s/ J. Carlton Fleming

J. Carlton Fleming

cc:	David J. Woodhouse, NGM Biopharmaceuticals, Inc.
Kenneth L. Guernsey, Cooley LLP
Michael E. Tenta, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94111-5800

t: (650) 843-5000    f: (650) 849-7400    cooley.com